THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Economy Securities, Incorporated

I have reviewed management's statements, Included in the accompanying Exemption report of Broker and Dealers, in which Economy Securities, Incorporated, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (2) (ii), and Economy Securities, Incorporated stated that Economy Securities, Incorporated met the identified exemption provisions mentioned throughout the past fiscal year ended December 31, 2018 without exception. Economy Securities, Incorporated's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
February 19, 2019



Economy Securities, Incorporated
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

Economy Securities, Incorporated   *Serving Investors since 1981*

D/B/A Weinzapfel Wealth Management Group   *812-474-1016*
1301 Mortensen Lane
Evansville, Indiana 47715   Member FINRA, SIPC

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

Exemption Statement with regard to rule 15c3-3

Economy Securities, Incorporated (ECON) (CRD 10228, SEC file 8-26775) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rule 15c3-3(k)(2)(ii).

Exemption Report under rule 15c3-3(k)

ECON has met the exemption provisions above mentioned throughout the past fiscal year ended December 31, 2018.

To the best of my knowledge and belief, the above statements are true without exception.

Economy Securities, Incorporated



Larry G. Weinzapfel, President
February 8, 2019